              [STATE FINANCIAL SERVICES CORPORATION LETTERHEAD]

     `
                                                                    EXHIBIT 99.4

                                 STATE FINANCIAL
                              SERVICES CORPORATION






April 3, 1998


Dear Shareholder:

         You are cordially invited to attend the 1998 Annual Meeting of Shareholders of State Financial Services Corporation. The 1998 Annual Meeting will be held at 4:00 P.M. Central Time on Wednesday, May 13, 1998 at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin.

         Information about the meeting, including a description of the matters on which the shareholders will act, is contained in the attached Notice of Annual Meeting and Proxy Statement. Directors and officers of State Financial Services Corporation as well as a representative from Ernst & Young LLP, the Company's independent auditors, will be present at the meeting to respond to any questions that shareholders may have.

         WE ENCOURAGE YOU TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, WE ASK THAT YOU COMPLETE, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED SO THAT YOUR VOTE CAN BE COUNTED AT THE MEETING.

         On behalf of the Board of Directors and the employees of State Financial Services Corporation, I wish to extend my gratitude for your continued support of our organization.



                                           Sincerely,

                                           /s/ Michael J. Falbo

                                           Michael J. Falbo
                                           President and Chief Executive Officer

                      STATE FINANCIAL SERVICES CORPORATION

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 13, 1998


TO THE SHAREHOLDERS OF STATE FINANCIAL SERVICES CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of State Financial Services Corporation ("SFSC" or the "Company") will be held on May 13, 1998, at 4:00 P.M., Central Time, at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin for the following purposes:

         1.       To elect two directors for three-year terms expiring in 2001;

         2. To ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 1998;

         3. To consider and vote upon the proposal to adopt the State Financial Services Corporation 1998 Stock Incentive Plan; and

         4. To transact any other business that may properly come before the meeting.

         These items are more fully described in the Proxy Statement which accompanies this Notice.

         Shareholders of record at the close of business on March 27, 1998 will be entitled to vote at the meeting and any adjournment thereof.

         IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE MEETING. SHARE-HOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON ARE REQUESTED TO SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. IF YOU LATER FIND THAT YOU MAY BE PRESENT AT THE MEETING OR FOR ANY OTHER REASON DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE IT IS VOTED.

                                           By Order of the Board of Directors


                                           /s/ Michael J. Falbo

                                           MICHAEL J. FALBO,
                                           President and Chief Executive Officer

April 3, 1998

                      STATE FINANCIAL SERVICES CORPORATION
                           10708 WEST JANESVILLE ROAD
                         HALES CORNERS, WISCONSIN 53130

                                 PROXY STATEMENT
                         ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 13, 1998



                                  INTRODUCTION

       This Proxy Statement is being furnished to the shareholders of State Financial Services Corporation ("SFSC" or the "Company") in connection with the solicitation of proxies by the Board of Directors of SFSC for use at the Annual Meeting of Shareholders of SFSC to be held at 4:00 P.M. Central Time on May 13, 1998 at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin (the "Meeting"), or any adjournment thereof.

       PURPOSES OF THE MEETING. At the Meeting, shareholders will consider and vote upon three matters: (1) the election of two directors for three year terms expiring in 2001; (2) the proposal to ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 1998; and
(3) the proposal to adopt the State Financial Services Corporation 1998 Stock Incentive Plan.

       PROXY SOLICITATION. The cost of soliciting proxies will be borne by the Company. The Company expects to solicit proxies primarily by mail. Proxies may also be solicited personally and by telephone by members of management of the Company. It is not anticipated that anyone will be specially engaged to solicit proxies or the special compensation will be paid for that purpose. The Company will reimburse brokers and other nominees who hold Common Stock in their names and solicit proxies from the beneficial owners for out-of-pocket and reasonable expenses. Proxy Statements and Proxies will be mailed to shareholders beginning on approximately April 3, 1998.

       QUORUM AND VOTING INFORMATION. As of March 27, 1998, the record date for the Meeting, there were issued and outstanding 3,872,743 shares of the Company's Common Stock, each of which is entitled to one vote per share. At the Meeting, a quorum will exist with respect to each matter to be voted upon if a majority of the votes entitled to be cast thereon is represented in person or by proxy. The vote necessary to approve the proposals is described under the specific proposals. In addition, shareholders should be aware that no matter to be acted upon at the Meeting is dependent upon the approval of any other matter. Only shareholders of record at the close of business on March 27, 1998 are entitled to notice of and to vote at the Meeting or at any adjournment thereof.

       PROXIES AND REVOCATION OF PROXIES. A Proxy in the accompanying form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with instructions contained therein. In the event that any matter which is not described in this Proxy Statement properly comes before the Meeting, the accompanying form of Proxy authorizes the persons appointed as proxies thereby ("Proxyholders") to vote on such matter in their sole discretion. At the present time, management knows of no other matters which are to come before the Meeting. See "Item 4. Other Matters." If no instructions are given with respect to any particular proposal referred to herein, a Proxy will be voted in favor of such matter and on such other business or matters that may properly come before the Meeting in accordance with the best judgement of the Proxyholders. A shareholder giving a Proxy may revoke it at any time before it is voted by filing with the Secretary of the Company a written notice of revocation, by delivering to the Company a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

       STOCK SPLIT. On January 27, 1998, the Company declared a 6 for 5 stock split (the "Stock Split") to be issued on February 28, 1998 to shareholders of record as of the close of business on February 14, 1998. The effect of the Stock Split is that a shareholder will receive a certificate for one additional share for every five shares of the Company's Common Stock owned by the shareholder as of the record date of the Stock Split. Fractional shares will not be issued. Cash will be delivered in lieu of fractional shares in an amount based upon the market price of the Company's Common Stock on February 14, 1998. Certain information contained in the Company's Annual Report to Shareholders delivered herewith (see "Annual Report" below) and all per share information set forth in this Proxy Statement has been restated to give effect to the Stock Split.

       SHAREHOLDER PROPOSALS. There are no shareholder proposals on the agenda for the Meeting. In order to be considered for inclusion in the agenda for the 1999 Annual Meeting, a shareholder proposal must be received by the Company no later than November 14, 1998. Shareholder proposals should be sent to the Company's principal offices by certified mail, return receipt requested, and should be addressed to the Secretary of the Company.

       ANNUAL REPORT. The Company's Annual Report to Shareholders, including audited financial statements for the year ended December 31, 1997, although not a part of this Proxy Statement, is delivered herewith.

ITEM 1.  ELECTION OF DIRECTORS

       THE BOARD OF DIRECTORS AND THE NOMINEES. The Board of Directors of the Company currently consists of six persons, divided into three classes, each consisting of two directors elected to serve three year terms. The Board of Directors is recommending that two individuals, Michael J. Falbo and Ulice Payne, Jr., be elected to director positions at the Meeting, each for a term expiring on the date of the Company's annual meeting to be held in 2001 or until their respective successors are duly elected. Mr. Falbo is currently a director of SFSC. Mr. Payne is a first time nominee to serve as a director of SFSC. Mr. Payne is being nominated to fill the vacancy resulting from the retirement of Mr. Robert R. Spitzer from the Company's Board of Directors which will become effective at the Meeting. Mr. Spitzer has served as a director of SFSC since 1990 and will continue to serve as a director of State Financial Bank and State Financial Bank - Waterford.

       VOTING INFORMATION. Unless otherwise directed, the shares represented by all properly executed Proxies will be voted by the Proxyholders "FOR" the election of Messrs. Falbo and Payne. Management does not expect that either Mr. Falbo or Mr. Payne will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Proxyholders reserve the right to vote for another person of their choice. Directors are elected by a "plurality" of the votes cast (assuming a quorum is present). This means that the number of nominees corresponding to the number of seats on a board of directors to be filled at a shareholders' meeting who receive the highest number of votes will be elected. In the case of the Meeting, the two nominees who receive the highest number of votes for their election as directors will be the persons elected to the two director positions to be filled at the Meeting. Consequently, any shares not voted on this matter (whether by abstention, broker nonvote or otherwise) will have no effect on the election of directors, except to the extent the failure to vote for an individual results in that individual not receiving a sufficient number of votes to be elected.

       DIRECTORS. The following sets forth, with respect to the nominees and each director who will continue to serve after the date of the Meeting, his/her name, age, principal occupation for the last five years, the year in which he/she first became a director of the Company or a predecessor thereof, the year in which his/her current term as director will expire, and directorships in other publicly traded business corporations. SFSC is a bank holding company which owns State Financial Bank ("SFB"), State Financial Bank Waterford ("SFBW"), and Richmond Bank (collectively referred to as the "Banks"). With the exception of Mr. Payne, each of the directors of the Company is also a director of SFB. Messrs. Holz and Falbo are also directors of SFBW and Richmond.

                                                                                                DIRECTOR           CURRENT
NAME                       AGE                   POSITIONS HELD WITH THE COMPANY                  SINCE         TERM EXPIRES(1)
----                       ---                   -------------------------------                ----------      ---------------
Jerome J. Holz                70      Chairman of the Board and Vice President of SFSC;            1984               1999
                                        Chairman of the Board of SFB; Director of SFBW
                                         and Richmond

Michael J. Falbo              48      President, Chief Executive Officer, and Director of          1984               1998
                                        SFSC; Vice Chairman and Chief Executive Officer
                                        of SFB; Director of SFBW and Richmond.

Richard A. Horn               73      Director of SFSC and SFB                                     1984               2000

Ulice Payne, Jr.              42      (2)                                                          (2)                n/a

David M. Stamm                49      Director of SFSC and SFB                                     1993               1999

Barbara E. Holz-Weis          42      Director of SFSC and SFB                                     1993               2000


--------------
(1) On the date of the annual shareholders' meeting to be held in the year indicated.
(2) Nominated to serve as a director for the first time at the Company's 1998 Annual Meeting of Shareholders.

       JEROME J. HOLZ serves as Chairman of the Board and Vice President of SFSC. In these capacities, he consults on a regular basis with management of SFSC and the Banks concerning matters of strategic planning, business development, and company policies. Mr. Holz is also Chairman of the Board of State Financial Bank. He has been a director of SFSC since its organization in 1984 , a director of SFB since 1960, a director of SFBW since August, 1995, and a director of Richmond since January, 1998. Mr Holz is Chairman of the Board and President of Holz Motors, Inc., an automobile dealership with locations in Hales Corners and Watertown, Wisconsin.

       MICHAEL J. FALBO has been President and Chief Executive Officer of SFSC since 1984. Mr. Falbo is Vice Chairman and Chief Executive Officer of SFB. Mr. Falbo has been a director of SFSC since its organization in 1984, a director of SFB since 1983, a director of SFBW since August, 1995, and a director of Richmond Bank since January, 1998.

       RICHARD A. HORN is President of Horn Bros., Inc., a retail feed, seed, and fertilizer firm located in Muskego, Wisconsin. Mr. Horn has been a director of SFSC since 1984 and a director of SFB since 1971. Mr. Horn serves on the Compensation Committee and is Chairman of the Audit Committee.

       ULICE PAYNE, JR. has been a partner with the law firm of Foley & Lardner, Milwaukee, Wisconsin since February 1998, practicing in the firm's securities and international law practice groups. From 1990 through 1998, Mr. Payne was a partner with the Milwaukee, Wisconsin law firm of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, S.C. Prior to 1990, Mr. Payne was a partner with the Milwaukee, Wisconsin law firm of Whyte Hirschboeck (now known as Whyte Hirschboeck & Dudek) and served as the Wisconsin Commissioner of Securities.

       DAVID M. STAMM is President of the George Webb Corporation, a franchise restaurant operation with locations in southeastern Wisconsin. Mr. Stamm has been a director of SFSC since 1993 and of SFB since 1992. Mr. Stamm serves on the Compensation Committee and the Audit Committee.

       BARBARA E. HOLZ-WEIS is the owner of Barb's Greenhouse Florist, a retail full-service flower shop in Hales Corners, Wisconsin. Mrs. Holz-Weis has been a director of SFSC since 1993 and of SFB since 1981. Mrs. Holz-Weis serves on the Compensation Committee and the Audit Committee. Mrs. Holz-Weis is the daughter of Mr. Holz.

       BOARD COMMITTEES.  The Board of Directors has the following committees:

       COMPENSATION COMMITTEE. The Compensation Committee determines the annual base salary and other remuneration for the officers of the Company and the Banks. The Compensation Committee also acts as fiduciaries for the Company's Money Purchase Pension Plan and Employee Stock Ownership Plan (collectively the "Plans") and is responsible for conducting the business and activities of the Plans in accordance with the provisions of the Plans' documents and the Company's By-Laws. The Compensation Committee consists of the Board of Directors acting as a committee of the whole. a member of the Compensation Committee who is also a member of management must abstain from voting on any matters pertaining directly to them, including but not limited to, review of their respective salary, bonus, option grants, or incentive awards. The Compensation Committee met one time during 1997.

       STOCK OPTION COMMITTEE. The Stock Option Committee administers the Company's equity incentive plans. The Stock Option Committee consists of Messrs. Horn (Chairman), Sptizer and Stamm and Mrs. Holz-Weis and met one time during 1997.

       AUDIT COMMITTEE. The Audit Committee is established to assist in monitoring the independence of the Company's outside auditors and thereby promote objectivity in the Company's financial reports. The Audit Committee serves as the liaison between the Company's outside auditors and its Board of Directors. The Audit Committee's responsibilities include, but are not limited to, the selecting or recommending the selection of the Company's independent auditors, reviewing the adequacy of internal controls, consulting with the outside auditors in regards to the audit scope and plan of audit, and reviewing with the outside auditors their report of audit including the accompanying management letter. The Audit Committee is comprised of Messrs. Horn and Stamm and Mrs. Holz-Weis. The Audit Committee met one time during 1997.

       NOMINATING COMMITTEE. The Nominating Committee was established in January, 1998 to provide a slate of candidates to fill new seats on the Board of Directors or vacancies that occur from time to time and a slate of candidates for the Board of Directors to be recommended for election by the shareholders of the Company. The Nominating Committee consists of the Company's Board of Directors acting as a committee of the whole with any committee member abstaining from voting with respect to their respective nomination. The Nominating Committee will consider persons recommended by shareholders to become nominees. Recommendations for consideration by the Nominating Committee should be sent the Secretary of the Company in writing together with the appropriate biographical information concerning each proposed nominee.

       COMPENSATION OF DIRECTORS. The Company has established a policy that no employee of SFSC or the Banks may receive director fees for serving on the Boards of Directors of the Company or the Banks. Accordingly, Messrs. Holz, Falbo, Beckwith, and Hudson, who are employees of SFSC, SFB, SFBW, and/or Richmond and who also serve as directors of SFB, SFBW, and/or Richmond did not receive any director fees in connection with their respective director positions for services rendered in that capacity in 1997.

       DIRECTORS FEES.

       SFSC Directors. Directors of the Company (other than Messrs. Holz and Falbo) are paid a quarterly retainer of $1,562.50 and $1,562.50 for each regular quarterly Board meeting attended. During 1997, the Board met four times. Each of the directors attended at least 75% of the meetings of the Board of Directors and all meetings of the committees on which each director served.

       SFB Directors. In 1997, directors of SFB (other than Messrs. Holz, Falbo, Beckwith, and Hudson) were paid a quarterly retainer of $400 per quarter, $200 for each quarterly Board meeting attended, and $100 for each Committee meeting attended.

       SFBW Directors. In 1997, directors of SFBW (other than Messrs. Holz and Falbo, and Lilly) were paid a quarterly retainer of $400, $200 for each monthly Board meeting attended, and $100 for each Committee meeting attended.

       Richmond Directors. In 1997, directors of Richmond (other than Messrs. Holz, Falbo, Westrope and Mrs. Dubs) were paid $200 for each monthly Board meeting attended.

       DIRECTOR STOCK OPTIONS. The 1990 Director Stock Option Plan (the "Director SOP") was established for the benefit of directors of SFSC and SFB. Employees of the Company and SFB who also serve as directors of the Company and/or SFB are not eligible to participate in the Director SOP as they participate in the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officers and Employees (the "Officer SOP"). The Director SOP provides for the granting of Non-Qualified Stock Options ("NSOs") to purchase shares of the Company's Common Stock and is administered by the Stock Option Committee of the Board of Directors. Under the Director SOP, the option price must be equal to the fair market value of the shares on the date of grant. Options will expire no later than ten years after the date of grant.

       Each new director of the Company is granted 4,147 options upon his or her initial election, and an additional 2,073 options upon his or her first reelection to the Company's Board of Directors. Each person who is elected to a Bank Board of Directors for the first time will receive 2,073 options upon his or her initial election, and an additional 1,036 options upon his or her first reelection.

       In 1997, 2,073 options were granted under the Director SOP to Robert R. Spitzer, a current director of the Company, in regards to his first election to the Board of Directors of SFBW.

       The Director SOP will be terminated, except as to outstanding options, if the 1998 Stock Incentive Plan is approved by the shareholders at the Meeting.

       DIRECTORS OF OTHER SUBSIDIARIES. During 1997, Messrs. Falbo, Beckwith, Hudson, Lilly, and Reindl also served as directors of State Financial Mortgage Company, a wholly-owned subsidiary of SFSC. Messrs. Holz, Falbo, Beckwith, and Reindl also served as directors of Hales Corners Development Corporation, a wholly-owned subsidiary of SFB. Messrs. Falbo and Reindl also served as directors of Hales Corners Investment Corporation and Waterford Investment Corporation, each a wholly-owned Nevada-chartered subsidiary of SFB and SFBW, respectively. No directors fees were paid to any of these individuals in regards to their service on the aforementioned respective Boards of Directors.

       COMPENSATION OF EXECUTIVE OFFICERS.

       SUMMARY COMPENSATION INFORMATION. The table on the following page sets forth the annual and long-term compensation for the Company's Chief Executive Officer and the other executive officers of the Company and the Banks whose total salaries and bonuses exceeded $100,000 in 1997, as well as the respective compensation paid to each individual during the Company's last three fiscal years. The persons named in the table are sometimes referred to herein as the "Named Executive Officers."

       SUMMARY COMPENSATION TABLE



                                                       ANNUAL COMPENSATION                   ALL OTHER COMPENSATION
                                                     ------------------------     -------------------------------------------
                                                                                                    MONEY        SUPPLEMENTAL
                                                                                                  PURCHASE        EXECUTIVE
                                                                                      ESOP      PENSION PLAN      RETIREMENT
NAME AND PRINCIPAL POSITION               YEAR       SALARY          BONUS        CONTRIBUTION  CONTRIBUTIONS        PLAN
                                                      ($)            ($) (1)          ($)            ($)             ($)
Michael J. Falbo                          1997      280,000         132,000          14,988         9,200           30,000
  President and  CEO - State              1996      250,000         120,000           6,405         8,600           24,000
    Financial Services  Corporation       1995      225,000         100,000           7,676         8,600           19,200

Jerome J. Holz                            1997      210,000         125,000          14,988         9,200            -0-
  Chairman of the Board - State           1996      210,000         125,000           6,394         8,600            -0-
    Financial Services Corporation        1995      190,000          90,000           7,676         8,600            -0-

John B. Beckwith                          1997      119,000          40,000          14,426         8,840            -0-
  President - State Financial Bank        1996      110,000          35,000           5,922         8,000            -0-
                                          1995      103,000          30,000           6,551         7,280            -0-

Philip F. Hudson                          1997      137,000          27,500          14,941         9,170            -0-
 Senior Vice President - State            1996      128,000          22,500           6,152         8,330            -0-
    Financial Services Corporation        1995      121,000          17,500           6,832         7,610            -0-

Michael A. Reindl                         1997       83,000          22,000           9,368         5,600            -0-
  Senior Vice President, Controller       1996       73,000          17,000           3,604         4,700            -0-
     and Chief Financial Officer -        1995       66,000          12,000           3,919         4,160            -0-
     State Financial Services
     Corporation


(1) For Messrs. Falbo, Beckwith, Hudson, and Reindl, the amount represents the bonus earned in the respective year but paid in the following year. For Mr. Holz, the bonus was earned and paid in the respective year.


       MONEY PURCHASE PENSION PLAN. The Board of Directors of SFSC has adopted the State Financial Services Corporation and Subsidiaries Money Purchase Plan ("Pension Plan") for the benefit of certain employees of SFSC and its subsidiaries. The Pension Plan is a tax qualified defined contribution plan pursuant to which SFSC's contributions are fixed based upon the compensation of each participant. For each participant, SFSC's contribution to the Pension Plan is an amount equal to four percent (4%) of the participant's total compensation and an additional two percent (2%) of the participant's compensation in excess of $20,000. The amounts contributed by the Company for each Named Executive Officer during 1997 are included in the Summary Compensation Table.

       A participant's account balance becomes 20% vested after completion of two years of service. Thereafter, a participant's account balance vests 20% each year until the participant becomes 100% vested after six years of service. A participant becomes 100% vested in his account balance in the event of death, disability, or retirement. Normal retirement age under the Pension Plan is 65. Upon retirement, a participant's account balance may be distributed to him/her pursuant to his/her election of one of a number of alternative methods of distribution.

       STOCK OPTIONS. The Company has in effect the Officer SOP pursuant to which options to purchase Common Stock may be granted to officers of the Company and its subsidiares. No options were granted to the Named Executive Officers under the Officer SOP in 1997. The Officer SOP will be terminated, except as to outstanding awards, if the 1998 Stock Incentive Plan is approved by the shareholders at the Meeting.

       The following table summarizes options exercised during 1997 and presents the value of unexercised options held by the Named Executive Officers at December 31, 1997.

       AGGREGATED OPTION EXERCISES IN 1997 FISCAL YEAR
       AND FISCAL YEAR-END OPTION VALUES

                                                                                                          VALUE OF
                                                                                                        UNEXERCISED
                                                                             NUMBER OF SECURITIES       IN-THE-MONEY
                                            SHARES            VALUE         UNDERLYING UNEXERCISED       OPTIONS AT
NAME                                       ACQUIRED          REALIZED       OPTIONS AT FISCAL YEAR      FISCAL YEAR
----                                   ON EXERCISE (#)       ($) (1)              END (#) (2)         END ($) (2) (3)
                                       ---------------       -------              -----------         ---------------
Michael J. Falbo                           4,717            $51,771                3,370                $58,392
Jerome J. Holz                             4,629             38,707                2,592                 44,917
John B. Beckwith                           1,452             15,488                1,037                 17,967
Philip F. Hudson                           1,244             12,848                3,266                 52,988
Michael A. Reindl                            653              6,963                 -0-                   -0-

(1) Values are calculated by subtracting the exercise price from the fair market value of the stock on the date of exercise.

(2) All options are exercisable at December 31, 1997.

(3) The dollar values are calculated by determining the difference between the market value of the underlying Common Stock at December 31, 1997 and the exercise price of the options.

       AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

       DEFERRED COMPENSATION AGREEMENT. SFB has a Deferred Compensation Agreement dated December 9, 1980 with Jerome J. Holz pursuant to which SFB is obligated to pay Mr. Holz $1,000 per month for 120 months following termination of his employment. Payments will commence upon Mr. Holz's voluntary termination, his involuntary termination for reasons other than cause (as defined in the agreement), or upon his death or permanent disability. In the event that Mr. Holz dies before receiving all payments, the balance of the payments will be made to Mr. Holz's designated beneficiary or heirs. SFB's obligations under this plan are insured.

       SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN. In 1994, the Board of Directors of SFSC adopted the Supplemental Executive Retirement Plan ("Supplemental Plan") to supplement the benefits received by Mr. Falbo under the Company's qualified retirement plans. Due to restrictions imposed by the Internal Revenue Service, SFSC cannot contribute the same percentage of compensation on behalf of Mr. Falbo that it can contribute on behalf of other employees. As a result, SFSC makes a limited contribution to its qualified retirement plans on Mr. Falbo's behalf. Mr. Falbo's right to participate in the Supplemental Plan was effective with the adoption of the Supplemental Plan. His right to participate in the Supplemental Plan ceases at the earlier of his termination of employment or the date the Supplemental Plan is terminated by SFSC.

       Pursuant to the Supplemental Plan, SFSC contributes on behalf of Mr. Falbo an amount equal to 12% of his compensation in excess of the compensation limits stated under the Internal Revenue Code of 1986 section 401(a)(17) for that year. Interest on the contributions made to Mr. Falbo's account is credited annually at a rate equal to the annual interest earnings for the Pension Plan.

       Benefits under the Supplemental Plan will begin to be made to Mr. Falbo at the termination of his employment or his retirement. The form in which benefits are paid to Mr. Falbo is determined by his age at the time of his termination or retirement. If Mr. Falbo's employment terminates on or after the date he attains age 65, benefits will be paid beginning the month following his termination or retirement and monthly thereafter until the final payment is made in the month he attains age 80. If Mr. Falbo terminates employment on or after age 55, but before age 65, SFSC will begin paying Mr. Falbo's accumulated benefits in monthly installments beginning the first month following his termination and monthly thereafter until the final payment is made in the month he attains age 65. If Mr. Falbo dies after termination but before receipt of all benefits under the plan, the remaining benefits will be paid in installments to his spouse over the remaining term of the plan, as applicable. In the event Mr. Falbo dies without a spouse or his widow dies before completion of the installment payments, the unpaid benefits will be paid to his or, if applicable, his widow's estate in a lump sum. If Mr. Falbo terminates employment prior to age 55, SFSC will pay the amount credited on his behalf under the plan as a lump sum. Mr. Falbo's benefits under the Supplemental Plan will be fully and completely forfeited in the event he is terminated for cause.

       If Mr. Falbo dies before age 65 and before beginning to receive benefits under the Supplemental Plan, his surviving spouse, or if there is no surviving spouse his estate, shall be entitled to a lump sum benefit equal to the greater of one million dollars or the amount credited on Mr. Falbo's behalf under the Supplemental Plan. The Company's obligations under this plan are insured.

       BOARD OF DIRECTORS REPORT ON EXECUTIVE COMPENSATION. The Company's Board of Directors in its entirety functions as the Compensation Committee. The Compensation Committee is responsible for all aspects of the compensation package offered to the executive officers of the Company and the Banks, other than the awards under the Company's equity-based incentive compensation plans, which are determined by the Company's Stock Option Committee. The Compensation Committee meets annually to consider the executive officers' compensation levels and bonus awards. Directors who are also executive officers of the Company (Messrs. Falbo and Holz) do not participate in discussions regarding their respective compensation. The following is a joint report of the Compensation Committee and the Stock Option Committee.

       The Company's executive compensation policies are intended to attract and retain competent management with a balance of short and long term considerations and to provide incentives to individuals based upon the Company's financial performance, growth, and the attainment of certain goals. The Board of Directors believes this compensation philosophy is critical to the Company's long-term success.

       The compensation package offered to the executive officers of the Company and the Banks consists of a mix of salary, incentive bonus awards, awards of stock options and awards of restricted stock as well as benefits under several employee benefit plans offered by the Company to all employees meeting certain eligibility requirements as defined by each respective employee benefit plan. The additional employee benefits include the Pension Plan, ESOP, 401(k) Plan, and medical/dental insurance coverage.

       In setting and adjusting the executive salaries, including the salaries of the Chief Executive Officer and the named executive officers, it is the policy of the Compensation Committee to review the base salaries paid or proposed to be paid by the Company and the Banks with the salaries offered by financial institutions that are comparable in size to the Company or the respective Bank. To determine the specific salary range for each executive officer, the Company utilizes formal financial surveys available from independent banking associations and consulting organizations which detail salary ranges for each applicable executive officer position in banks of comparable asset size This comparison group, since it includes non-public entities, is not identical to the peer group of companies referred to in the section titled "Performance Information."

       In addition to base salary, the Compensation Committee seeks to provide a substantial portion of each executive officer's total compensation through bonus incentives which provide awards based on or tied to the performance of the Company and the Banks and the applicable executive officers' contribution thereto. The purpose of these bonus incentives is to more closely align executive compensation to the annual and long-term financial performance of the Company and the Banks and to reward key employees for the achievement of certain goals.

       Collectively, the Compensation Committee reviews the comparable statistical salary information for the Chairman of the Board and the Chief Executive Officer to determine the compensation levels and bonuses for these executive officer positions. Messrs. Falbo and Holz are excluded from the discussions pertaining to their respective salaries and bonuses. For the remaining executive officers of the Company and the Banks, the Chief Executive Officer reviews the comparable statistical salary information for each applicable position and makes specific recommendations for salary adjustments and bonus awards to the Compensation Committee for their approval. Each of these recommendations for 1997 were approved by the Compensation Committee as presented.

       The Compensation Committee considered the following factors in making its executive compensation decisions, including recommended salary increases and bonus awards, for 1997; (1) the Company's short-term and long-term financial performance (including an evaluation of the Company's net income, earnings per share, increases in loans and deposits, return on average assets, return on average equity, and market performance of the Company's Common Stock); (2) in regards to each individual executive officer, the financial performance of the particular area of the Company for which the applicable officer is responsible, including whether or not that area of the Company achieved its performance objectives in 1997; (3) an evaluation of the executive's overall job performance; (4) the compensation levels of executive officers in similar positions with similar companies; (5) the executive's length of service with the Company; and (6) other information (such as cost of living increases) and subjective factors which the Company deems appropriate in the case of a particular executive. The Compensation Committee subjectively analyzes these factors, and certain factors may weigh more heavily than others with regard to an individual executive officer. The Compensation Committee determines the base salary and bonuses of the Chief Executive Officer and the Chairman of the Board based on their review of similar competitive compensation data and performance related criteria. Messrs. Falbo and Holz do not participate in the discussions regarding their respective compensation levels or bonus awards. With respect to Mr. Falbo in particular, the Compensation Committee also took into account the Company's sustained financial performance under his leadership in addition to the aforementioned criteria, in the determination of his recommended salary level and awarded bonus.

       The executive compensation package of the Company and the Banks also includes stock option grants. Options granted under the Officer SOP have a per share exercise price of 100% of the fair market value of a share of Common Stock on the date of grant, and, accordingly, the value of the option will be dependent upon the future market value of the Common Stock. The granting of options under the Officer SOP is administered by the Stock Option Committee, which recommends awards to the Compensation Committee. It is the policy of the Compensation Committee that options should provide a long-term incentive and align the interest of management with the interest of the Company's shareholders. During fiscal 1997, no new options were granted to executive officers.

       In addition to stock option awards, awards of restricted stock may also be made under the Officer SOP. Awards of restricted stock are based upon the same factors as those described in the preceding paragraph and generally vest over a seven year period from the date of award. Similar to stock options, awards of restricted stock serve to provide long-term incentive for recipients and tie compensation to Company and Bank performance as reflected in the market price of the Company's Common Stock. Grants of restricted stock are made on a highly selective basis to executive officers. From time to time, current executives may receive grants of restricted stock to recognize corporate successes and individual contributions. The Stock Option Committee decides appropriate award amounts based on the circumstances of the situation. No restricted stock was awarded to the Named Executive Officers during fiscal 1997.

       Under Section 162(m) of the Internal Revenue Code (the "Code"), the tax deduction by corporate taxpayers, such as the Company, is limited with respect to the compensation of certain executive officers unless such compensation is based upon performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation. The Compensation Committee and the Stock Option Committee currently intend to qualify compensation paid to the Company's executive officers for deductibility by the Company under Section 162(m) of the Code.

State Financial Services Corporation                             State Financial Services Corporation
Compensation Committee                                           Stock Option Committee
Michael J. Falbo                Richard A. Horn                    Richard A. Horn (Chairman)       Robert R. Spitzer
Jerome J. Holz                  Robert R. Spitzer                  Barbara E. Holz-Weis             David M. Stamm
Barabara E. Holz-Weis           David M. Stamm

       COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. As indicated above, Michael J. Falbo, President and Chief Executive Officer of the Company, and Jerome J. Holz, the Company's Chairman of the Board, serve as members of the Personnel Committee. Messrs. Falbo and Holz do not participate in the Personnel Committee's discussions regarding the determination of their respective salaries or bonus awards. Ulice Payne, Jr. a nominee of the Board of Directors for election at the Meeting, is a partner in the law firm of Foley & Lardner, Milwaukee, Wisconsin, which has served as legal counsel to the Company since February 1998.

       PERFORMANCE GRAPH. The following graph shows the cumulative total return on the Company's Common Stock compared to the returns of the Nasdaq Stock Market Index for U.S. Companies and the Nasdaq Bank Stock Index. The values in the graph show the relative performance of a $100 investment made on December 31, 1992 in the Company's Common Stock and in each of the indices. The total return information presented in the graph assumes the reinvestment of dividends.


       Graph depicting the performance returns of the Company's Common Stock to the returns of the Nasdaq Stock Market and the Nasdaq Bank Stock Index for the period 1992 - 1997 using the following information.

                                                          1992        1993        1994        1995        1996        1997
                                                          ----        ----        ----        ----        ----        ----
Nasdaq Stock Market                                       100         115         112         159         195         240
Nasdaq Bank Index                                         100         114         114         169         223         373
State Financial Services Corporation                      100         113         132         161         229         377

       SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

       DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth, as of March 27, 1998, for the director-nominees, directors continuing in office, the Named Executive Officers (see "Compensation of Executive Officers"), and all directors and executive officers as a group, the number of shares of Common Stock, stock options, and shares of restricted stock beneficially owned and the percentage of such shares to the total number of shares outstanding. Except as indicated in the footnotes, all of the persons listed below have sole voting and investment power over the shares of Common Stock identified as beneficially owned.

                                                              SUBJECT TO                           PERCENT OF
                                              DIRECTLY OR        STOCK       RESTRICTED              SHARES
NAME                                         INDIRECTLY (1)   OPTIONS (2)    STOCK (3)     TOTAL   OUTSTANDING (4)
----                                         --------------   -----------    ---------     -----   ---------------
Jerome J. Holz                                 659,163           2,592          -0-        661,755      17.1%
Richard A. Horn (5)                             70,795           6,842          -0-         77,638       2.0
Robert R. Spitzer (5)                           13,098           4,147          -0-         17,245        *
David M. Stamm (5)                              13,494           8,916          -0-         22,410        *
Barbara E. Holz-Weis (5)                        57,859           7,932          -0-         65,791       1.7
Michael J. Falbo                                65,722           3,370          -0-         69,092       1.7
John B. Beckwith                                15,764           1,037          -0-         16,801        *
Philip F. Hudson                                12,870           3,266          -0-         16,136               *
Michael A. Reindl                               14,143               0          -0-         14,143        *
All Directors and Executive Officers
  as a group (12 persons) including
  the above-named individuals (5)            1,029,701          38,539        1,210      1,069,450      27.3%

--------------
(1) Includes shares owned directly by each individual and the group, as well as shares owned indirectly (for example as trustee of a trust); also includes for those individuals who were Participants in the ESOP that number of shares of Common Stock which were allocated to such individual's ESOP account as of March 27, 1998, and with respect to which that individual has voting rights under the provisions of the ESOP.

(2) Shares subject to stock options which are currently exercisable or exercisable within 60 days of March 27, 1998.

(3) Held by the Secretary of SFSC on behalf of the above-named individuals as participants in the Officer SOP.

(4) Assumes, for each individual owning options and for the group, the exercise of that number of options which are currently exercisable or which will become exercisable within 60 days of March 27, 1998, are included in the total number of shares. Asterisk denotes less than 1% ownership.

(5) Messrs. Horn, Spitzer, Stamm, and Holz-Weis are members of the Administrative Board of the ESOP ("ESOP Board"). As of March 27, 1998, 217,579 shares were held for the ESOP by the independent ESOP trustee, of which 120,055 had been allocated to ESOP participants' accounts and 97,524 remained unallocated. The ESOP provides that the independent ESOP trustee must vote shares allocated to a participant's account in accordance with the direction of the participant. The ESOP Board directs voting by the independent Trustee, and may also direct the disposition of unallocated shares. The ESOP Board does not have the power to vote or direct the vote, or to dispose of or direct the disposition of, shares which have been allocated to participants' accounts. To avoid duplication, the individual totals reported in the above table for Messrs. Horn, Spitzer, and Stamm, and Mrs. Holz-Weis do not reflect the 97,524 unallocated shares of which they are deemed to share beneficial ownership as members of the ESOP Board; however, the total for all directors and executive officers as a group does include the 97,524 unallocated shares. If the 97,524 unallocated shares deemed to be beneficially owned (as a result of such shared voting and dispositive power) by Messrs. Horn, Spitzer, and Stamm, and Mrs Holz-Weis as members of the ESOP Board are included in each of their individual totals, the resulting total numbers of shares and the percentages of Common Stock beneficially owned by each of them on an individual basis would be as follows: Richard A. Horn, 175,162 shares (4.5% of the total shares outstanding) ; Robert R. Spitzer, 114,769 shares (3.0% of the total shares outstanding); David M. Stamm, 119,934 shares (3.1% of the total shares outstanding); and Barbara E. Holz-Weis, 163,315 shares (4.2% of the total shares outstanding).

     BENEFICIAL OWNERS. The only persons or entities known to SFSC to beneficially own more than 5% of the outstanding shares of Common Stock as of March 27, 1998, are the following:


NAME AND BUSINESS ADDRESS                              NUMBER OF SHARES             PERCENT OF CLASS
-------------------------                              ----------------             --------------
Jerome J. Holz                                           661,755 (1)                   17.1%
  10708 West Janesville Road
  Hales Corners, WI  53130

State Financial Services Corporation                       217,579                      5.6%
  Employee Stock Ownership Plan
  10708 W. Janesville Road
  Hales Corners, WI 53130

John Hancock Advisers, Inc.                                224,664                      5.8%
  101 Huntington Avenue
  Boston, MA 02199
--------------------------------------

(1) Includes 2,592 shares subject to currently exercisable options and options exercisable within 60 of March 27, 1998.

       CERTAIN TRANSACTIONS AND OTHER RELATIONSHIPS WITH MANAGEMENT AND PRINCIPAL SHAREHOLDERS

       INDEBTEDNESS OF MANAGEMENT. Some of the executive officers and directors of SFSC are, and have been during the preceding three fiscal years, customers of SFB, and some of the officers and directors of SFB are direct or indirect owners of 10% or more of corporations which are, or have been in the past, customers of SFB. As such customers, they have had transactions in the ordinary course of business (including interest rates and collateral on loans) as those prevailing at the time for comparable transactions with nonaffiliated persons. In the opinion of management of SFSC, none of the transactions involved more than the normal risk of collectability or presented any other unfavorable features. At December 31, 1997, SFB had $8,868,000 in loans outstanding to the directors and executive officers of SFSC, which amount represented 23% of total shareholders' equity at that date. A substantial portion of these outstanding loans were commercial loans from SFB to Holz Motors, Inc., which is owned by Jerome J. Holz, who is Chairman of the Board and Vice President of SFSC, and Holz Motors' affiliated entities; to Horn Bros., Inc., of which Richard A. Horn, a director of SFSC, is President; and to George Webb Corporation, of which David M. Stamm, a director of SFSC, is President.

       EDGEWOOD PLAZA. SFB leases approximately 4,100 square feet of floor space in Edgewood Plaza, an office building located at 4811 South 76th Street, Greenfield, Wisconsin, pursuant to the terms of a lease agreement dated December 20, 1982, and amended June 14, 1993, between SFB and Edgewood Plaza Joint Venture. Edgewood Plaza Joint Venture is a Wisconsin general partnership that includes as partners Jerome J. Holz and Richard A. Horn who are directors of SFSC. The term of the lease will end December 27, 2007. The rent includes a base rent of approximately $108,000 per year, plus additional rent equal to increases in operating expenses over those incurred during the base year of 1983.

       SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE. Under Section 16(a) of the Exchange Act, the Company's directors and executive officers, and any persons holding greater than 10% of the Company's outstanding Common Stock are required to report to the Securities and Exchange Commission their initial ownership of the Company's Common Stock (including stock options) and subsequent changes thereto. Specific due dates have been established for the filing of these reports with the Securities and Exchange Commission. The Company is required to disclose in this Proxy Statement any failure in 1997 to file such reports by the specific due dates. Based solely on its review of the copies of such forms received by it, or written representations from certain persons that no such forms were required for those persons, the Company believes that during the year ended December 31, 1997, its officers, directors, and greater than 10% shareholders complied with the filing requirements of Section 16 (a) of the Exchange Act.



ITEM 2.   RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

       The Board of Directors has appointed the firm of Ernst & Young LLP as independent auditors to audit the books, records, and accounts of the Company and its subsidiaries for the year ending December 31, 1998, and proposes that the shareholders ratify such appointment. Ernst & Young LLP acted as independent auditors for the year ended December 31, 1997. A representative of Ernst & Young LLP is expected to attend the Meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions.

       The vote necessary to ratify the appointment of independent auditors is governed by Section 180.0725(3) of the Wisconsin Business Corporation Law, which provides that a matter will be approved if a quorum is present and the number of votes cast in favor of the matter exceed the number of votes cast in opposition thereto. Accordingly, a shareholder will be deemed "present" at the Meeting by proxy because the shareholder has returned a proxy (even if the proxy card contains no instructions as to voting with respect to the ratification of the appointment of independent auditors, abstains from voting thereon, or constitutes a broker "non-vote" with respect thereto). However, unless the shareholder votes "for" or "against" the ratification of the appointment of independent auditors, the shareholder's vote will not be counted.

       THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 1998.

ITEM 3.  1998 STOCK INCENTIVE PLAN

       The following summary of the Company's 1998 Stock Incentive Plan (the "Plan") is qualified in its entirety by reference to the full text of the Plan.

       GENERAL. The Plan was established primarily to provide a means for the Company to attract and retain the services of competent officers, directors and consultants and motivate high levels of performance by providing them with an opportunity to acquire an equity interest in the Company. The Plan provides for awards of stock options and restricted stock.

       The Company currently has in effect the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officers and Employees (the "Officer Plan") and the 1990 Director Stock Option Plan (the "Director Plan"). As of January 27, 1998, a total of 152,047 and 19,247 shares of Common Stock were available for awards under the Officer Plan and Director Plan, respectively. To allow for additional equity based compensation awards to be made by the Company, the Board adopted the Plan on January 27, 1998, subject to shareholder approval at the Meeting.

       AVAILABLE SHARES. Up to 425,000 shares of Common Stock will be available for awards under the Plan, subject to adjustment in the event of any stock dividend or split, recapitalization, reclassification, or other similar corporate change which affects the total number of shares outstanding. If any shares of Common Stock subject to awards granted under the Plan are forfeited or if an award otherwise terminates, expires or is cancelled prior to the delivery of all of the shares issuable thereunder, such shares will be available for the granting of new awards under the Plan. Also, if shares of Common Stock are used to pay the option price of an award or any related withholding taxes, only the net number of shares actually issued pursuant to the award will be counted against the maximum number of shares available under the Plan.

       ADMINISTRATION. The Plan will be administered by a committee of the Board of Directors (the "Committee") consisting of not less than two directors who qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "outside directors" within the meaning of Section 162(m)(4)(C) of the Internal Revenue Code (the "Code"). Any awards made to directors who are members of the Committee must be approved by the Board and not by the Committee. If at any time the Committee is not in existence, the Board will administer the Plan. Subject to certain limitations, the Board may delegate the Committee's administrative authority under the Plan to another committee of the Board or one or more senior officers of the Company. References in this summary to the Committee also refer to the Board, as appropriate.

       Among other functions, the Committee has the authority to establish rules for the administration of the Plan; to determine the officers of the Company to whom awards will be granted; to determine the types of awards to be granted and the number of shares covered by such awards; and to set the terms and conditions of such awards. The terms of awards may differ from participant to participant. The Committee may consider the recommendations of the Chief Executive Officer with regard to awards to be granted under the Plan.

       ELIGIBILITY. Officers and directors of the Company or any subsidiary are eligible to participate in the Plan, as well as certain consultants who provide services to the Company. Participants may be selected from among those officers, directors and consultants recommended for participation by the Chief Executive Officer, and who, in the opinion of the Committee are in a position to contribute materially to the Company's growth, development and financial success. Approximately 47 officers and 14 directors are currently eligible for consideration to receive awards under the Plan.

       EFFECTIVE DATE. The Plan will become effective on the date it is approved by the shareholders of the Company, which is expected to occur on the date of the Meeting, May 13, 1998.

       STOCK OPTIONS. Options granted under the Plan may be either incentive stock options meeting the requirements of Section 422 of the Code ("ISOs") or nonstatutory stock options ("NSOs"). The maximum number of shares that may be covered by options granted to any individual employee is 42,500 during any single fiscal year; provided, however, that the fair market value (determined on the date of grant) of all shares of Common Stock with respect to which ISOs are exercisable for the first time by a participant during any calendar year may not exceed $100,000.

       EXERCISE PRICE. The exercise price per share of ISOs granted under the Plan may not be less than the Fair Market Value of a share of Common Stock on the date of grant (110% in the case of more than 10% shareholders). The exercise price per share of NSOs granted under the Plan will be determined by the Committee. There will be no consideration received by the Company from a participant in exchange for the original grant of an option.

       TERM. The term of any option will be as determined by the Committee, provided that the term of an ISO may not exceed ten years from the date of grant (five years in the case of a more than 10% shareholder).

       WHEN EXERCISABLE. Options will become exercisable at such times and be subject to such restrictions as determined by the Committee.

       MANNER OF EXERCISE.  Options may be exercised by payment as follows:

               (a)      in cash;
               (b) by tendering shares of Common Stock having a fair market value at the time of exercise equal to the total option price;
               (c)      by any combination of (a) and (b) above; or
               (d) by delivery of an executed irrevocable exercise form together with instructions to a third party to sell or margin a sufficient portion of the stock and deliver the proceeds to the Company to pay the option price.

       SECTION 422. All ISOs granted under the Plan will also be required to comply with all other terms of Section 422 of the Code.

       ADJUSTMENT OF OUTSTANDING AWARDS. In the event of any stock dividend or split, recapitalization, reclassification or other similar corporate change which affects the total number of shares outstanding, the Committee shall make an appropriate adjustment to change the number of options or the stated option price, or both, under each outstanding award.

       TRANSFERABILITY. Options may not be sold or otherwise transferred other than by will or pursuant to the laws of descent and distribution, and all Options granted to a participant under the Plan are exercisable during the participant's lifetime only by the participant.

       FORFEITURE. Except as otherwise determined by the Committee, options generally will be subject to the following termination provisions:

               (1) in the case of death, options may be exercised until 12 months after the date of death;
               (2) in the case of termination for reasons other than death or cause, options may be exercised until 3 months after the date of termination; and
               (3) in the case of termination for cause, options will be
                   forfeited.

       Notwithstanding the foregoing, in all cases an option will not be exercisable after its expiration date.

       ACQUISITIONS. In the event of an "Acquisition" of the Company (generally an acquisition of more than 50% of its outstanding stock or substantially all of the Company's assets), the Company may cancel each outstanding option in exchange for a cash payment to the optionee equal to the difference between the estimated price per share of Common Stock to be paid in the transaction and the option exercise price.

       SUBSTITUTE OPTIONS. Unless otherwise determined by the Committee, if the Company at any time should be the surviving corporation through merger or consolidation, substitute options will be granted so as to preserve the economic benefits to the optionees.

       OTHER TRANSACTIONS. Generally, if the Company is not the surviving corporation in a merger or consolidation or there is a dissolution or liquidation of the Company, outstanding options may be replaced with new options or become immediately exercisable in full, as determined by the Committee.

       RESTRICTED STOCK. Shares of restricted stock may be granted to officers and directors under the Plan, subject to such restrictions as the Committee may impose. The restrictions imposed on the shares may lapse separately or in combination at such time or times, or in such installments or otherwise, as the Committee may deem appropriate. The Committee may condition the lapse of such restrictions on the passage of time, the attainment of specified performance goals or otherwise. Such conditions may differ from participant to participant.

       FORFEITURE. Except as otherwise determined by the Committee, upon termination of a participant's employment for any reason during the applicable restriction period, all shares of restricted stock still subject to restriction will be forfeited.

       VOTING AND DIVIDENDS. Prior to the lapse of the applicable restrictions, shares of restricted stock are entitled to vote and receive dividends and other distribution on the same basis as all other shares of outstanding Common Stock.

       LIMITS OF TRANSFERABILITY. No restricted stock, other than restricted stock on which the restrictions have lapsed, may be assigned, sold, transferred or encumbered by any participant, except as otherwise provided by the Committee.

       AMENDMENT, MODIFICATION AND TERMINATION. The Board may at any time amend, alter, suspend, discontinue or terminate the Plan (subject to shareholder approval if required by or deemed by the Board to be desirable under applicable law, regulations or exchange listing requirements). Termination of the Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force and effect after termination of the Plan, except as they may lapse or be terminated by their own terms and conditions.

       WITHHOLDING. The Company is entitled to withhold the amount of any tax attributable to any amount payable or shares of Common Stock deliverable under the Plan after giving a participant reasonable advance notice, and the Company may defer making any such payment or delivery if any such tax may be pending, unless and until indemnified to its satisfaction. A participant may elect to pay all or a portion of such withholding taxes, by electing to (i) have the Company withhold shares of Common Stock; (ii) tender back shares of Common Stock received in connection with an award; or (iii) deliver other previously owned shares of Common Stock, in each case having a fair market value equal to the amount to be withheld.

       CERTAIN FEDERAL INCOME TAX CONSEQUENCES

       STOCK OPTIONS. The grant of an NSO under the Plan will create no income tax consequences to the participant or the Company. A participant who is granted an NSO will generally recognize ordinary income at the time the NSO is exercised in an amount equal to the excess of the fair market value of the Common Stock at such time over the exercise price. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. A subsequent disposition of the Common Stock by the participant will give rise to capital gain or loss to the extent the amount realized from the sale differs from the tax basis. This capital gain or loss will be a long-term gain or loss if the Common Stock has been held for the required holding period under the Code.

       In general, a participant will recognize no income or gain as a result of the grant or exercise of an ISO (except that the alternative minimum tax may apply). Except as described below, when a participant sells or otherwise disposes of stock acquired upon the exercise of an ISO the participant will recognize long-term capital gain or loss in the amount of the difference between the amount realized upon sale and the exercise price, provided that the Common Stock is held by the participant for the requisite "holding periods", and no deduction will be allowed to the Company. The holding periods are two years from the grant date and one year from the exercise date of the ISO. As a general rule, if the participant fails to hold the shares of Common Stock acquired pursuant to the exercise of an ISO for at least two years from the date of grant of the ISO and one year from the date of exercise (a "Disqualifying Disposition"), the participant will recognize ordinary income at the time of the disposition equal to the lesser of (a) the gain realized on the Disqualifying Disposition; or (b) the excess of the fair market value of the shares of Common Stock on the date of exercise over the exercise price. In the event of a Disqualifying Disposition, the Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any gain or loss realized by the participant over the fair market value at the time of exercise of the ISO will be treated as a capital gain or loss. This capital gain or loss will be a long-term or short-term capital gain, depending on how long the shares of Common Stock were held by the participant prior to sale or other disposition.

       RESTRICTED STOCK. A participant will not recognize income at the time an award of restricted stock is made under the Plan, unless the participant makes the election, within 30 days after the date of the award of restricted stock, to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award. A participant does not elect to have the award taxed as ordinary income within 30 days after date of the award of restricted stock will recognize ordinary income at the time the restrictions on the stock lapse. The ordinary income recognized will be in an amount equal to the fair market value of the restricted stock at such time. The Company will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in capital gain or loss (long-term or short-term depending on the length of time the restricted stock is held after the time the restrictions lapse). Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid. Any dividends paid in Common Stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.




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



       FUTURE AWARDS. No awards have been made to date under the Plan. The Company cannot currently determine the awards that may be granted in the future to employees and directors under the Plan. Such determinations will be made from time to time by the Committee or Board as appropriate. During 1997, certain awards were granted to executive officers and directors under the Officer Plan and Director Plan. No stock options or shares of restricted stock were granted to the executive officers during 1997 under the Officer Plan. During 1997, options to purchase a total of 1,920 shares were granted to all other officers as a group under the Officer Plan at an average exercise price of $21.88. During 1997 an aggregate of 600 shares of restricted stock were granted to all other officers as a group under the Officer Plan. Stock options granted under the Director Plan during 1997 are disclosed under the caption "Director Stock Options."

       On March 18, 1998, the last reported sales price per share of the Common Stock on the Nasdaq Stock Market was $26.75.

       VOTE REQUIRED. The vote necessary to approve the Plan is governed by
Section 180.0725(3) of the Wisconsin Business Corporation Law, which provides that a matter will be approved if a quorum is present and the number of votes cast in favor of the matter exceed the number of votes cast in opposition thereto. Accordingly, a shareholder will be deemed "present" at the Meeting by proxy because the shareholder has returned a proxy (even if the proxy card contains no instructions as to voting with respect to the ratification of the appointment of independent auditors, abstains from voting thereon, or constitutes a broker "non-vote" with respect thereto). However, unless the shareholder votes "for" or "against" the adoption of the Plan, the shareholder's vote will not be counted.

       THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ADOPTION OF THE STATE FINANCIAL SERVICES CORPORATION 1998 STOCK INCENTIVE PLAN.


ITEM 4.  OTHER MATTERS

       The matters referred to in the foregoing Notice of Meeting and Proxy Statement are, as far as the Board of Directors knows, the only matters which will be presented for consideration at the Meeting. If any other matters properly come before the Meeting, the Proxyholders named in the accompanying Proxy will vote on them in accordance with their best judgement exercising the authority conferred thereby.

                                           By Order of the Board of Directors

                                           /s/ Michael J. Falbo

                                           MICHAEL J. FALBO,
                                           President and Chief Executive Officer
April 3, 1998

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